SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections 13 and
15(d) of the Securities Exchange Act of 1934.

Commission File Number 33-61576

Provident Financial Group, Inc. Deferred Compensation Plan
(Exact name of registrant as specified in its charter)

One East Fourth Street, Cincinnati, Ohio 45202 (513) 579-2861
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Deferred Compensation Obligations
(Title of each class of securities covered by this Form)

                None
(Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[X]
Rule 12h-3(b)(1)(i)	[ ]

Approximate number of holders of record as of the certification or notice date: 98

Pursuant to the requirements of the Securities Exchange Act of 1934, the Provident Financial
Group, Inc. Deferred Compensation Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PROVIDENT FINANCIAL GROUP, INC. DEFERRED COMPENSATION PLAN

BY: PROVIDENT FINANCIAL GROUP, INC.

Date: January 14, 2004

By: /s/Anthony M. Stollings Anthony M. Stollings Controller